

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003691

February 7, 2005

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
1401 McKinney, Suite 2400
Post Office Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2005

Re: Halliburton Company
Incoming letter dated December 13, 2004

Dear Mr. Metzinger:

This is in response to your letter dated December 13, 2004 concerning the shareholder proposal submitted to Halliburton by the AFSCME Employees Pension Plan, the Connecticut Retirement Plans and Trust Funds, the New York City Employees' Retirement System, and the New York City Teachers' Retirement System. We also have received a letter from the AFSCME Employees Pension Plan dated January 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

45012

cc: Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Kenneth B. Sylvester
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

December 13, 2004



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposals of:
American Federation of State, County and Municipal Employees Pension Plan ("AFSCME Plan");
Connecticut Retirement Plans and Trust Funds ("CRPTF"); and
New York City Employees' Retirement System and New York City Teachers' Retirement System ("NYC Systems" and together with AFSCME Plan and CRPTF, the "Proponents")

Dear Sir/Madam:

The Proponents have submitted proposals and supporting statements (the "Proposals") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company stockholders scheduled to be held on May 18, 2005. Six true and complete copies of each of the Proposals and of this letter are enclosed as required by Rule 14a-8(j).

The Proposals request that Halliburton Company become subject to the stockholder right of access to the proxy statement afforded in SEC proposed Rule 14a-11 (the "Proposed Rule"), which is described in the Commission's proposing release, Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release"). The AFSCME Plan and CRPTF proposals are identical. The NYC Systems proposal was accompanied by a transmittal letter stating the intention to co-sponsor the proposal submitted by the AFSCME Plan. The NYC Systems proposal is similar to, but not identical to, the AFSCME Plan proposal, but those differences do not affect the arguments in this request for no-action advice.

For the reasons detailed below, Halliburton Company intends to omit the Proposals from its 2005 proxy materials pursuant to Rule 14a-8. Halliburton Company requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the Commission") that no enforcement action will be taken if Halliburton Company omits the Proposal from its 2005 proxy statement.

<u>The Proposal relates to the election of directors, but is not a direct access proposal.</u>

Rule 14a-8(i)(8) allows a company to exclude proposals and supporting materials that relate to an election for membership on the company's board of directors or analogous governing body. In considering no-action requests pertaining to right of access proposals under the Proposed Rule, the Staff has taken the position that it will not recommend enforcement action to the Commission in the case of proposals from proponents that do not own at least 1% of the registrant's voting stock. See *Verizon Communications, Inc.*, SEC No-action Letters (January 28, 2004 and February 10, 2004) and *Qwest Communications International Inc.*, SEC No-action Letter (March 22, 2004).

While the Staff's responses cited above do not specifically refer to the requirement in proposed §240.14a-5(g) that a security holder or group of security holders hold more than 1% of the securities entitled to vote on the proposals for at least one year as of the date of the nomination, in granting no-action relief, the Staff was responding to arguments the parties clearly framed in that context. See *Qwest Communications International Inc.*: Gibson, Dunn & Crutcher (counsel for Qwest) letter dated March 9, 2004 stating: "In sum, we believe the Proposal is excludable under Rule 14a-8(i)(8) because the Proponents, as holders of less than 1% of the Company's voting stock, are not eligible to submit a 'direct access proposal' under Proposed Rule 14a-11 and, as a result, the Proposal would create a shareholder nomination procedure that is different from Proposed Rule 14a-11." and the response letter of Cornish F. Hitchcock, Attorney at Law (counsel for the proponent) dated March 17, 2004 stating: "The question presented by the Proponents' resolution is: May holders of less than one percent of a stock make a precatory request that their company adopt a similar access policy, recognizing that the proposal would not be binding on the company if adopted?" See also *Verizon Communications, Inc.*: Skadden, Arps, Slate, Meagher & Flom (counsel for Verizon) letter dated January 20, 2004 stating, "The Release does not, as Proponents' counsel repeatedly asserts, draw a distinction between mandatory and precatory direct access proposals. Instead, the Release draws a very clear distinction between direct access proposals which are subject to Proposed Rule 14a-11 and direct access proposals which are not subject to Proposed Rule 14a-11. It is beyond dispute that Proposed Rule 14a-11 applies only to direct access proposals submitted 'by a security holder or group of security holders that held more than 1% of the securities ...'" and the response letter of Cornish F. Hitchcock, Attorney at Law (counsel for the proponent) dated February 9, 2004 stating "Verizon's reply letter boils down to an attempt to miniaturize the scope and policy impact of proposed Exchange Act Rule 14a-11 by claiming that the nominating procedure set forth by the Commission is not a proper subject for a precatory shareholder resolution under Rule 14a-8(i)(8)."

AFSCME Plan provided evidence with its proposal that AFSCME Plan owns 4,490 shares of Halliburton Company common stock. CRPTF represented at the time it submitted its proposal, but did not provide evidence of the fact, that it owns 116,000 shares of Halliburton Company common stock. NYC Systems provided evidence with its proposal that NYC Systems owns 1,052,013 shares of Halliburton Company common stock. As reflected in Halliburton

Company's Form 10-Q for the quarter ended September 30, 2004, as of October 22, 2004, there were 441,975,012 shares of Halliburton Company common stock outstanding. Neither proponent's holdings nor the proponents' holdings in the aggregate come close to being 1% of Halliburton Company's outstanding common stock. Halliburton Company's common stock is the only voting stock Halliburton Company currently has issued.

Because the Proponents, even considered in the aggregate, fail to have the requisite ownership specified in the Proposed Rule, the Proposals are properly excludable under Rule 14a-8(i)(8) as relating to the election of directors.

If Halliburton Company has misconstrued the position underlying the Staff's responses regarding both *Qwest Communications International Inc.'s and Verizon Communications, Inc.'s* no-action requests, the Proposals are also excludable for a number of reasons because the Proposals relate to an election of directors (Rule 14a-8(i)(8)).

The Release states, "... the nomination procedure we propose today is premised upon the existence of evidence regarding the ineffectiveness of, or security holder dissatisfaction with, a particular company's proxy process." The triggering events in the Proposed Rule are (i) withhold votes from more than 35% of the votes cast at an annual meeting of security holders held after January 1, 2004 at which directors were elected, and (ii) a security holder proposal submitted under Rule 14a-8 that the company become subject to the security holder nomination procedure in proposed Exchange Act Rule 14a-11, (x) that was submitted for a vote of security holders at an annual meeting of security holders held after January 1, 2004 by a security holder or group that held more than 1% of the company's securities entitled to vote on the proposal for one year as of the date the proposal was submitted, and (y) that the "direct access" proposal received more than 50% of the votes cast on the proposal. At the Company's annual meeting held on May 19, 2004, which is the only annual meeting of security holders held since January 1, 2004, the largest withhold vote for a director was less than 6% of the votes cast. The Supporting Statements accompanying the Proposals acknowledge that the Proponents do not qualify under the Proposed Rule. Further, none of the Proponents have availed themselves of the Company's process for stockholders to make recommendations regarding candidates for directors to the Company's Nominating and Corporate Governance Committee. There are, therefore, no indicia of ineffectiveness or dissatisfaction with the proxy process as contemplated by the Release, and the Proposals are excludable under Rule 14a-8(i)(8).

The Proposals would have Halliburton Company become subject to the Proposed Rule, but in defining "Nominating Stockholder" refer to a stockholder or group "that has held over 5% of Halliburton Company's outstanding common shares for at least two years." The Proposals do not require (a) that the securities be held continuously for two years, (b) that the shares be held at the time of the nomination, and (c) that the holder or group communicates an intent to hold the securities through the date of the subject election of directors, all as required by proposed §240.14a-11(b). Further, by referring to outstanding common shares, the Proposals do not conform to proposed §240.14a-11(b)(1), which in describing the required beneficial ownership, refers to "the registrant's securities that are eligible to vote for the election of directors". Halliburton Company has authorized, but unissued, preferred stock. The preferred stock could be issued under terms allowing holders to vote for the election of directors, so the reference to common shares in the Proposals do not equate to the requirement of the Proposed Rule. Because of these variances from the Proposed Rule, the Proposals would created a security holder nomination procedure that is different from the Proposed Rule, and the Proposals are excludable under Rule 14a-8(i)(8).

The Proposals violate the proxy rules.

The Proposals do not address what happens if the Proposed Rule is implemented, but in a modified form. If the Proposed Rule, which has been pending for over a year, is implemented, presumably it will be modified to some extent based on the number of questions posed by the Commission in the Release (86 questions, many with subparts) and the volume of comment letters received (15,480 per a summary on www.sec.gov as of December 1, 2004). Even if the Company could establish mechanisms to address aspects of the Proposed Rule within the Company's control, there is no suggestion in the Proposals on how these differences are to be reconciled. Because implementation of the Proposed Rule requires modification to other sections of the proxy rules and other Commission rules, it is not at all clear what the Company is being asked to implement and stockholders would not have certainty as to what they were being asked to consider and vote on asking the Company to implement.

The Release was issued on October 14, 2003, and has been the subject of much commentary by the Commission, the business community, academics, politicians and the media. Letting the Release run the regulatory course makes much more sense than requiring companies to include shareholder proposals in their proxy statement that will serve no purpose other than to confuse stockholders, especially when implementation is not wholly within the company's control.

The Staff has held that the lack of a means or procedure for implementing a proposal may render it "so vague and indefinite . . . that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented." *Commonwealth Energy System*, SEC No-action Letter (Feb. 27, 1989). The Proposals are, therefore, misleading and the Proposals are excludable under Rule 14(a)(i)(3).

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton Company intends to file its 2005 proxy statement and form of proxy on or about April 1, 2005. Halliburton Company submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton Company hereby notifies all three of the Proponents of Halliburton Company's intention to omit the Proposals from Halliburton Company's proxy statement and form of proxy for the 2005 Annual Meeting.

Also enclosed is an additional copy of this letter, which I request be stamped with the date of your receipt and returned to me in the enclosed self-addressed postage-paid envelope.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623) or Margaret E. Carriere, Vice President and Secretary (713-759-2617).

Respectfully submitted,



Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Charles Jurgonis, American Federation of State, County and Municipal Employees
(facsimile 202-659-1944)
Donald Kirshbaum, State of Connecticut Office of the Treasurer
(facsimile 860-702-3021)
Kenneth Sylvester, The City of New York Office of the Comptroller
(facsimile 212-669-4072)

R:\LEGAL\SEC\stockholder proposals 2005 proxy\proxy access no-action letter 121304.doc


AMERICAN FEDERATION
STATE COUNTY
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

October 26, 2004

VIA Overnight Mail and Telecopier (713) 759-2635

Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010
Attention: Margaret E. Carriere, Vice President and Corporate Secretary

Dear Ms. Carriere:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of the Halliburton Company (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 4,490 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,



GERALD W. McENTEE
Chairman

GWMcE:jkf
Enclosure

RESOLVED, that stockholders of Halliburton Company ("Halliburton") ask that Halliburton become subject to the stockholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a stockholder or group that has held over 5% of Halliburton's outstanding common shares for at least two years ("Nominating Stockholder") to nominate a specified number of candidates ("Nominees") who are independent from the Nominating Stockholder and Halliburton for election to Halliburton's board of directors and (b) require Halliburton to allow stockholders to vote for Nominees on Halliburton's proxy card and to make certain disclosures regarding Nominees in Halliburton's proxy statement.

In the case of Halliburton, the Rule would allow a Nominating Stockholder to nominate two Nominees, because Halliburton's board currently has 11 members. However, Halliburton's bylaws set the board size range from eight to 20 directors. In the event that Halliburton's board is expanded to 20 directors, the Rule would allow nomination of three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and stockholders ratifying those choices. Although stockholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside of the hostile takeover context.

The SEC has proposed to provide stockholders with the opportunity to nominate director candidates using the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a stockholder proposal asking that the company provide such stockholder access. The proponents of this proposal do not own 1% of Halliburton's stock, as required under the Rule to trigger access automatically. Thus, adoption of this proposal would not require Halliburton to include shareholder-nominated candidates.

We believe that Halliburton's corporate governance will benefit if stockholders are empowered to nominate director candidates and that now is an appropriate time to seek greater board accountability to stockholders. Halliburton is confronting several serious compliance challenges. Its Kellogg, Brown and Root subsidiary is facing charges that it overbilled the Defense Department in Iraq. The Department of Justice and the SEC are investigating whether payments to a consultant with ties to Nigerian officials from a Halliburton affiliate were bribes that violated the U.S. Foreign Corrupt Practices Act; a conviction under the FCPA would cause Halliburton to be barred from bidding on federal contracts. A grand jury in Houston is investigating Halliburton's use of a Cayman Islands subsidiary to do business in Iran, which U.S. companies are prohibited to do.

In addition to these problems, Halliburton's financial performance has been subpar. Halliburton's stock underperformed both the S&P 500 and an index of peer group companies over the five-year period ending on December 31, 2003, according to Halliburton's 2004 proxy statement. We believe a stockholder-nominated director would be valuable as Halliburton addresses all of these problems.

We urge stockholders to vote for this proposal.



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

October 26, 2004

RECEIVED
NOV 03 2004
MARGARET CARRIERE

Margaret E. Carriere
Vice President and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

Dear Ms. Carriere:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the AFSCME Employees Pension Plan – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of October 25, 2004, the CRPTF held 116,600 shares of Halliburton stock valued at approximately $4,005,210. The CRPTF will continue to own Halliburton shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard Rifkin
Deputy State Treasurer

Attachment


STATE OF CONNECTICUT
TREASURER'S OFFICE

RESOLVED, that stockholders of Halliburton Company ("Halliburton") ask that Halliburton become subject to the stockholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a stockholder or group that has held over 5% of Halliburton's outstanding common shares for at least two years ("Nominating Stockholder") to nominate a specified number of candidates ("Nominees") who are independent from the Nominating Stockholder and Halliburton for election to Halliburton's board of directors and (b) require Halliburton to allow stockholders to vote for Nominees on Halliburton's proxy card and to make certain disclosures regarding Nominees in Halliburton's proxy statement.

In the case of Halliburton, the Rule would allow a Nominating Stockholder to nominate two Nominees, because Halliburton's board currently has 11 members. However, Halliburton's bylaws set the board size range from eight to 20 directors. In the event that Halliburton's board is expanded to 20 directors, the Rule would allow nomination of three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and stockholders ratifying those choices. Although stockholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside of the hostile takeover context.

The SEC has proposed to provide stockholders with the opportunity to nominate director candidates using the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a stockholder proposal asking that the company provide such stockholder access. The proponents of this proposal do not own 1% of Halliburton's stock, as required under the Rule to trigger access automatically. Thus, adoption of this proposal would not require Halliburton to include shareholder-nominated candidates.

We believe that Halliburton's corporate governance will benefit if stockholders are empowered to nominate director candidates and that now is an appropriate time to seek greater board accountability to stockholders. Halliburton is confronting several serious compliance challenges. Its Kellogg, Brown and Root subsidiary is facing charges that it over billed the Defense Department in Iraq. The Department of Justice and the SEC are investigating whether payments to a consultant with ties to Nigerian officials from a Halliburton affiliate were bribes that violated the U.S. Foreign Corrupt Practices Act; a conviction under the FCPA would cause Halliburton to be barred from bidding on federal contracts. A grand jury in Houston is investigating Halliburton's use of a Cayman Islands subsidiary to do business in Iran, which U.S. companies are prohibited to do.

In addition to these problems, Halliburton's financial performance has been sub par. Halliburton's stock underperformed both the S&P 500 and an index of peer group companies over the five-year period ending on December 31, 2003, according to Halliburton's 2004 proxy statement. We believe a stockholder-nominated director would be valuable as Halliburton addresses all of these problems.

We urge stockholders to vote for this proposal.

October 26, 2004



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16, 2004

RECEIVED
NOV 19 2004
MARGARET CARRIERE

Ms. Margaret E. Carriere
Vice President and Secretary
Halliburton Company
5 Houston Center
Houston, TX 77010

Dear Ms. Carriere:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System and the New York City Teachers' Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to co-sponsor the enclosed proposal, which was submitted to you by the American Federation of State, County and Municipal Employees' Pension Plan for the consideration and vote of stockholders at the Company's next annual meeting.

Letters from the Systems' current and former custodian banks, Bank of New York and Citibank, N.A., respectively, certifying the Systems' ownership, for over a year, of shares of Halliburton Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

The Systems, along with the sponsor and other co-sponsors, would be happy to discuss the proposal with you. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

Enclosures

RESOLVED, that stockholders of Halliburton Company ("Halliburton") ask that Halliburton become subject to the stockholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11 (the "Rule"), which would (a) allow a stockholder or group that has held over 5% of Halliburton's outstanding common shares for at least two years ("Nominating Stockholder") to nominate up to a specified number of candidates ("Nominees") who are independent from both the Nominating Stockholder and Halliburton for election to Halliburton's board of directors and (b) require Halliburton to allow stockholders to vote for Nominees on Halliburton's proxy card and to make certain disclosures regarding Nominees in Halliburton's proxy statement.

In the case of Halliburton, the Rule would allow a Nominating Stockholder to nominate up to two Nominees, because Halliburton's board currently has 11 members. However, Halliburton's bylaws set the board size range from eight to 20 directors. In the event that Halliburton's board is expanded to 20 directors, the Rule would allow nomination of up to three Nominees.

SUPPORTING STATEMENT

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and stockholders ratifying those choices through their proxy ballots. Although stockholders may use their own proxy materials to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside of the hostile takeover context.

The SEC has proposed to provide stockholders with the opportunity to nominate director candidates using the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a stockholder proposal asking that the company provide such stockholder access. The proponents of this proposal do not own 1% of Halliburton's stock. Thus, approval of this proposal would not automatically lead to inclusion of candidates nominated by 5% of Halliburton's stockholders.

We believe that Halliburton's corporate governance will benefit if stockholders are empowered to nominate director candidates and that now is an appropriate time to seek greater board accountability to stockholders. Halliburton is confronting several serious compliance challenges. Its Kellogg, Brown and Root subsidiary is facing charges that it overbilled the Defense Department in Iraq. The Nigerian Parliament has opened an inquiry, and the Department of Justice and the SEC are investigating whether payments to a consultant from a Halliburton affiliate were Nigerian bribes that violated the U.S. Foreign Corrupt Practices Act, which, if convicted under, would ban Halliburton from bidding on federal contracts. A grand jury in Houston is investigating Halliburton's use of a Cayman Islands subsidiary to do business in Iran, which U.S. companies are prohibited to do.

In addition to these problems, Halliburton's financial performance has been subpar. Halliburton's stock underperformed both the S&P 500 and an index of peer group companies over the five-year period ending on December 31, 2003, according to Halliburton's 2004 proxy statement. We believe a stockholder-nominated director would be valuable as Halliburton addresses all of these problems.

We urge stockholders to vote for this proposal.


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN


RECD S.E.C.
JAN 5 2005
1086

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 3, 2005

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Halliburton Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Halliburton Company ("Halliburton") a shareholder proposal (the "Proposal") asking that Halliburton become subject to the shareholder right of access to the company proxy statement afforded in the Commission's proposed Rule 14a-11 (the "Proposed Rule") and setting forth the basic contours of the access right described in the Proposed Rule. The Proposal is co-sponsored by the New York City Employees' Retirement System, New York City Teachers' Retirement System and Connecticut Retirement Plans and Trust Funds (together with the Plan, the "Proponents"), who concur in this response.

In a letter to the Commission dated December 13, 2004, Halliburton stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. Halliburton contends that it may omit the Proposal in reliance on Rule 14a-8(i)(8), as relating to the election of directors, and Rule 14a-8(i)(3), as containing materially false or misleading statements. Because Halliburton has failed to meet its burden of proving that omission is proper under either of those exclusions, its request for relief should be denied.

Election of Directors

Rule 14a-8(i)(8) permits a registrant to exclude from its proxy statement a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (This ground is referred to herein as the "Election Exclusion.") For some years, the Staff, prior to the Commission's proposal of the Proposed Rule, interpreted the Election Exclusion as allowing registrants to exclude proposals that would establish a shareholder right of access to the company proxy statement for the purpose of nominating director candidates. However, the release in which the Commission proposed the Proposed Rule (the "Proposing Release") carved out an exception to that Staff interpretation for proposals, like the Proposal, providing that registrants institute the proxy access regime contained in the Proposed Rule.

Specifically, the Proposing Release states that "a proposal that the company become subject to the procedure in proposed Exchange Act Rule 14a-11" will not be excludable under the Election Exclusion, although the Staff's interpretation of the Election Exclusion to proposals that are not "direct access" proposals but nonetheless would establish security holder nomination procedures will be unaffected.[1] For example, applying this distinction, a company could still exclude a proposal recommending that all shareholders, regardless of the number of shares they hold, have proxy access, or a proposal that contained no access triggers like those described in the Proposed Rule.

Under the Proposed Rule, for approval of a proposal to trigger access automatically, the proposal's proponents must hold more than 1% of the company's outstanding shares. Halliburton argues that because the Proponents do not own a stake of this size, the Election Exclusion continues to apply and compels exclusion of the Proposal. Put another way, Halliburton argues that a proposal that is not submitted by holders of more than 1% of shares is not a "direct access" proposal. Neither the language of the Proposing Release nor the Staff's interpretation of it supports this reading.

The Proposing Release recognizes that a "direct access" proposal—one that seeks to establish the proxy access regime described in the Proposing Release—may be sponsored by a shareholder or group whose holdings do not qualify the proposal as an automatic trigger of proxy access if approved. Footnote 76 of the Proposing Release makes that clear, stating, "We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, where a company receives more than one 'direct access' security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities."

Although the Staff has allowed exclusion of proxy access proposals at The Walt Disney Company,[2] Qwest Communications International[3] and Verizon Corporation,[4] it was not because a direct access proposal cannot be submitted by shareholders who not meet the threshold to trigger access automatically. Rather, it appears that the Staff allowed exclusion in those cases because the proposals' description of the recommended proxy access regime did not closely enough track the Proposed Rule. In Disney, the company urged, among other things, that the proposal was not a

[1] Securities Exchange Act Release No. 48626, "Security Holder Director Nominations," n.74 (Oct. 14, 2003).
[2] December 28, 2004, Letter to Martin Lipton.
[3] 2004 SEC No-Act. LEXIS 388 (Feb. 23, 2004).
[4] 2004 SEC No-Act. LEXIS 200 (Jan. 28, 2004).

direct access proposal because while the Proposed Rule would give access under certain circumstances to holders of over 5% of a company's common stock that have held the stock for at least two years, the Disney proposal spoke of holding for over two years. The proponents of this proposal did not own more than 1% of Disney's outstanding shares.

Similarly, at Qwest, a group of Qwest shareholders who did not hold more than 1% of Qwest's shares submitted a proposal establishing a shareholder access procedure similar to the one contained in the Proposed Rule. Qwest argued that the proposal could be excluded because it would not, as a result of the proponents' inadequate share ownership, automatically trigger access if approved. The proponents pointed to the language of the Proposing Release, and argued that it would not serve the Commission's policy objectives to exempt only those direct access proposals that would automatically trigger shareholder access from the operation of the Election Exclusion. The Staff did not allow the proposal to be excluded. Only on reconsideration, when Qwest drew the Staff's attention to the fact that the shareholder access procedure described in the proposal deviated slightly from that in the Proposed Rule, was the proposal excluded.

The Staff was even more explicit on this point in its response to Verizon Corporation, also cited by Halliburton. The proposal submitted to Verizon was identical to the one at issue in Qwest. The Staff allowed exclusion, and explained its reasoning, making clear that a proposal can be a "direct access" proposal—and thus not excludable under the Election Exclusion—even if it was not submitted by holders of more than 1% of the company's stock.

> [W]e note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. As such, the proposal is not a "direct access proposal" as described in Exchange Act Release Number 34-48626 (October 14, 2003).

The drafting problems presented by the Disney, Qwest and Verizon proposals are not present here. Unlike the Disney proposal, the Proposal recommends that proxy access be enjoyed by holders of over 5% of outstanding shares for at least two years. And in contrast to the Qwest and Verizon proposals, the Proposal makes clear that it seeks adoption of the access right set forth in the Proposing Release.

The minor differences between the Proposal and the Proposed Rule highlighted by Halliburton—for example, that the Proposal's two-year share ownership requirement does not contain the word "continuously," which is used in the Proposing Release, and does not set forth the full definition of beneficial ownership—are a consequence of summarizing the material features of the Proposed Rule within the confines of a 500-word shareholder proposal. The Proposing Release runs to 84 pages, which requires shareholders submitting direct access proposals to summarize the material features of the Proposed Rule. Even shareholders holding more than 1% of outstanding shares would face this challenge. The variations Halliburton points to are immaterial and would not affect a reasonable shareholder's decision how to vote on the Proposal.

False or Misleading Statements

Halliburton argues that the Proposal is materially false or misleading, and therefore excludable under Rule 14a-8(i)(3), because it does "not address what happens if the Proposed Rule is implemented, but in a modified form." But this issue is irrelevant to shareholders voting on the Proposal, because the Proposal would not automatically trigger application of the Proposed Rule. Instead, regardless of the fate of the Proposed Rule, Halliburton's board would have to implement the Proposal voluntarily by adoption of a bylaw or policy. The Proposal clearly asks Halliburton to adopt a regime that tracks the one set forth by the Commission in the Proposing Release, and sets forth enough detail that shareholders understand what they are being asked to consider.

Finally, Halliburton argues that "[l]etting the [Proposed] Release run the regulatory course makes more sense" than allowing shareholders to take up the issue of shareholder access on a company-by-company basis. In fact, two companies of which the Proponents are aware—Apria Healthcare and Hanover Compressor—have adopted shareholder access regimes without waiting for a rule from the Commission. There is no harm in companies voluntarily experimenting with different nomination and election systems in the absence of a Commission rule, and the Proponents believe that such innovation would be particularly appropriate and welcome at Halliburton.

* * * *

To conclude, Halliburton has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(8) or (i)(3) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Bruce A. Metzinger
Assistant General Counsel and Assistant Secretary
Fax # (713) 759-2619
Donald Kirshbaum, State of Connecticut Office of the Treasurer
Fax # (860) 702-3021
Kenneth Sylvester, The City of New York Office of the Comptroller
Fax # (212) 669-4072

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated December 13, 2004

The proposal requests that Halliburton become subject to the security holder nomination procedure set forth in proposed rule 14a-11.

Securities Exchange Act Release No. 34-48626 (Oct. 14, 2003), in which the Commission proposed rule 14a-11, stated that the staff had informed the Commission of its intention to take the position that a security holder proposal submitted pursuant to rule 14a-8 providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 would not be excludable under rule 14a-8(i)(8). The intended staff position described in Release No. 34-48626 represented a change in the staff's position under rule 14a-8(i)(8) that the staff believed was necessary in light of the operation and expected timing of proposed rule 14a-11.

Given the passage of time since the proposal of rule 14a-11 in Release No. 34-48626 without Commission action on that proposal, we have concluded that the position that the staff intended to take, as referred to in that release, regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 is no longer necessary or appropriate. In light of that conclusion, there appears to be some basis for your view that Halliburton may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Halliburton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Halliburton relies.

Sincerely,



Alan L. Beller
Director